Exhibit 21.1

SUBSIDIARIES OF KODIAK OIL & GAS CORP.

(The Company owns, directly or indirectly, 100% of the equity interests in each subsidiary listed below)

Subsidiaries Incorporated or Organized in the State of Colorado
Kodiak Oil & Gas (USA) Inc.

Subsidiaries Incorporated or Organized in the State of Delaware
Kodiak Williston, LLC

KOG Finance, LLC

Subsidiaries Incorporated or Organized in the Province of British Columbia, Canada

KOG Oil & Gas ULC